Exhibit 99.5

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Intermediary

Voting Instruction Form ("VIF") - Special Meeting to be held on March 30, 2015

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 9:00 AM (Pacific Time) on March 26, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet		To Vote by Fax

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com	•	Complete, sign and date the reverse hereof.

	1-866-734-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.	•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

				•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

014EKA

Appointee(s)
Management Appointees are: Klaus Zeitler, Chairman and Director, or failing him, Alex Black, President, Chief Executive Officer and Director,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Rio Alto Mining Limited to be held at the offi ces of Davis LLP, Suite 2800, Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7, on March 30, 2015 at 9:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement Resolution	☐	☐
To consider and, if deemed advisable, approve, with or without amendment, a special resolution (the “Rio Alto Arrangement Resolution”) approving a plan of arrangement involving Rio Alto Mining Limited (“Rio Alto”), Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. pursuant to Section 193 of the Business Corporations Act (Alberta) and related matters, the full text of which resolution is set forth in Appendix “A” to the accompanying management information circular dated February 27, 2015 (the “Rio Alto Circular”), whereby, among other things, Tahoe will acquire all of the issued and outstanding common shares of Rio Alto (the “Rio Alto Shares”) and the shareholders of Rio Alto will receive 0.227 of a common share of Tahoe and C$0.001 in cash, for each Rio Alto Share held, all as more particularly described in the Rio Alto Circular and the management information circular supplement attached thereto.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM / DD / YY

R I O Q	0 5 2 4 9 5	A R 0

014ELA